
June 25, 2013

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece
185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Registration Statement on Form F-3**
> **Filed June 11, 2013**
> **File No. 333-189231**

Dear Ms. Frangou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. Please explain to us why you are not registering the units mentioned in footnote 1 to this table. If you do intend to register them, please revise the registration statement and opinion accordingly.

Risk Factors, page 3

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

Angeliki Frangou
Navios Maritime Holdings Inc.
June 25, 2013
Page 2

As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Our international activities increase the compliance risks, page 16

3. You state that the tankers of Navios Maritime Acquisition Corporation have in the past, but do not currently, call on ports in Iran. We are aware of a 2012 news article reporting that Navios Maritime Acquisition's vessel Shinyo Kieran was scheduled to load Iranian crude from Iran's oil loading terminal on Kharg Island on May 10, 2012. In light of the fact that your Form 20-F covers the fiscal year ended December 31, 2012, please clarify for us whether any of Navios Maritime Acquisition's vessels called on ports in Iran during the fiscal year and, if so, the date Navios Maritime Acquisition's vessels ceased calling on ports in Iran.

4. Please tell us about any contacts with Syria, Sudan and Cuba since your letter to us dated July 27, 2011. As you know, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. For instance, we note a Rule 424(b)(3) prospectus filed on August 24, 2011 by Navios Maritime Acquisition which states that its tankers have called on ports in Syria. We also note that it appears from your disclosure that your vessels operate in the Middle East and North Africa, and may operate in the Caribbean, regions that include the referenced countries. Your response should describe any products or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of those countries or entities controlled by their governments.

Signatures, page II-4

5. Please revise the second half of the signature page to include the signature of either the controller or principal accounting officer.

Exhibit 5.1

6. Please have counsel revise the third full paragraph on page 2 of the opinion to remove the following phrase: "To the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such jurisdiction are identical to the laws of the Republic of the Marshall Islands." This is an inappropriate assumption. Counsel must opine on the law of the

jurisdiction governing the agreement or instrument pursuant to which a debt security or guarantee is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation.

7. Please revise the opinion to have counsel clearly consent to being named in the registration statement.

8. Please confirm that counsel will file a clean opinion each time that a takedown from the shelf registration statement occurs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
Kenneth Koch, Esq.